Filed by Critical Metals Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Critical Metals Corp.

Commission File No. 333-268970

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 25, 2023

SIZZLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41005	85-3418600
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4201 Georgia Avenue, NW Washington, DC	20011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 846-0300

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	SZZLU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	SZZL	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	SZZLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed by Sizzle Acquisition Corp., a Delaware corporation (“Sizzle”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2022, Sizzle entered into an Agreement and Plan of Merger (as amended by that certain First Amendment to the Agreement and Plan of Merger dated January 4, 2023, that certain Second Amendment to the Agreement and Plan of Merger dated July 7, 2023 and as may be further amended, modified or supplemented from time to time, the “Merger Agreement”) with European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands and a direct, wholly-owned subsidiary of EUR (the “Company”), Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (“Pubco” or “Critical Metals”), and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco. Pursuant to the Merger Agreement and the transactions contemplated thereby (the “Proposed Business Combination”), each of Sizzle and the Company will become wholly-owned subsidiaries of Critical Metals.

On October 25, 2023, Sizzle and Pubco entered into a binding term sheet (the “Term Sheet”) with Vellar Opportunities Fund Master, LTD. (the “Investor”) with respect to a potential investment (the “Proposed Investment”) by the Investor in Sizzle’s common stock, par value $0.0001 per share (“Sizzle Common Stock”) and/or Pubco’s ordinary shares (the “Pubco Ordinary Shares”), in the aggregate amount of up to 20 million shares. The primary purpose of the Proposed Investment is to provide cash to Pubco following the closing of the Proposed Business Combination.

 Pursuant to the Term Sheet, the Investor may, but is not obligated, to purchase shares (the “Recycled Shares”) of Sizzle Common Stock from third parties (other than Sizzle) through a broker in the open market (other than through Sizzle) prior to the closing of the Business Combination. Any purchases of Recycled Shares will be at a price no greater than the redemption price per share (the “Initial Price”) determined in accordance with Section 9.2(b) of Sizzle’s certificate of incorporation. In respect of the Recycled Shares, Investor would (i) agree to waive any redemption rights under Sizzle’s certificate of incorporation with respect to any Recycled Shares in connection with the Business Combination and (ii) agree not to vote such Recycled Shares in connection with the Proposed Business Combination. Upon the closing of the Proposed Business Combination, Pubco would pay the Investor directly from the trust account of Sizzle a cash amount equal to (i) the number of any Recycled Shares purchased by the Investor, multiplied by (ii) the Initial Price (the “Prepayment Amount”), in accordance with the terms and conditions of the Term Sheet.

According and subject to the Term Sheet, upon the closing of the Proposed Business Combination, Pubco will issue up to 20 million Pubco Ordinary Shares to the Investor, less the amount of any Recycled Shares purchased by the Investor, in exchange for a cash investment by the Investor in Pubco pursuant to the terms of the Term Sheet, which provides for a series of payments, including an initial payment of $10 million in the aggregate at the closing of the Proposed Business Combination, less the amount funded under the Prepayment Forward Amount (the “Funding Election Amount”). Pubco may receive subsequent payments pursuant to receiving an optional early settlement notice from the Investor, or via a cash settlement following the Valuation Period (as defined in the Term Sheet).

A termination fee (the “Termination Fee”) equal to (i) all of the Investor’s reasonable costs and expenses relating to the Proposed Investment (not to exceed $50,000), (ii) $200,000 in cash and (iii) 200,000 Pubco Ordinary Shares, shall be payable by Pubco to the Investor in the event the Proposed Investment is terminated by Sizzle and the Proposed Business Combination closes. The Termination Fee shall not be payable only in the event that the Business Combination is terminated pursuant to the terms and conditions of the Merger Agreement. Subject to the provisions of the trust account waiver relating to the trust account of Sizzle and payment of the Termination Fee described in the provisions of the Term Sheet relating the Termination Fee, Sizzle and/or Pubco may terminate the Proposed Investment at any time, in their sole discretion, on or prior to the time that the Investor first purchases any Recycled Shares after the deadline for redemptions of shares of Sizzle Common Stock under Sizzle’s certificate of incorporation (the “Redemption Deadline”). Sizzle and/or Pubco may not terminate the Proposed Investment after the Investor purchases any Recycled Shares after the Redemption Deadline. The Investor may novate the Term Sheet to third parties at any time after execution of definitive documentation in connection with the Proposed Transaction, as provided in the Term Sheet (and subject to such parties executing the applicable trust account waiver relating to the trust account of Sizzle).

The Term Sheet is binding on the parties. In addition, the Term Sheet contemplates negotiation of, and agreement upon, definitive documentation for the Proposed Investment. There can be no assurance that Sizzle, Pubco and the Investor will enter into definitive documentation with respect to the Proposed Investment, or, if entered into, there is no certainty of the terms that will be contained in such documentation, or that the transactions contemplated by the Term Sheet will be consummated. The foregoing description of the Term Sheet does not purport to be complete and is subject to and qualified in its entirety by reference to the Term Sheet, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information and Where to Find It

This Current Report on Form 8-K (“Form 8-K”) is provided for informational purposes only and contains information with respect to the Proposed Business Combination.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the SEC, which includes a preliminary proxy statement to Sizzle shareholders and a prospectus for the registration of Pubco securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The Registration Statement has not yet been declared effective. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Stockholders of Sizzle and other interested persons are advised to read these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, EUR and the Company and the Proposed Business Combination. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Form 8-K in each case is not incorporated by reference into, and is not a part of, this Form 8-K.

Participants in the Solicitation

Sizzle, EUR, Critical Metals and the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s stockholders in connection with the Proposed Business Combination. Sizzle’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022, as amended, filed with the SEC on March 28, 2023, or its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 15, 2023, or its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 11, 2023 as well as information in its definitive proxy statement filed on July 17, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination are and will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement, which Critical Metals has filed with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Pubco’s and the Company’s and/or EUR’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete definitive documentation in connection with the Term Sheet or in connection with the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the transactions contemplated by the Term Sheet and/or Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, Pubco, EUR or the Company or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle or EUR; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on EUR and the Company’s business relationships, operating results, current plans and operations of EUR, Pubco and the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably; the possibility that Sizzle, Pubco, EUR and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by Sizzle, Pubco, EUR or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of Pubco or the Company, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; EUR and Pubco’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle, Pubco nor EUR and the Company presently know, or that Sizzle, Pubco, EUR and/or the Company currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Form 8-K. Neither Sizzle, EUR, Pubco nor the Company undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this Form 8-K, except as required by applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Term Sheet, dated October 25, 2023, by and among Vellar Opportunities Fund Master, LTD., Sizzle Acquisition Corp. and Critical Metals Corp.

104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIZZLE ACQUISITION CORP.

	By:	/s/ Steve Salis
	Name:	Steve Salis
	Title:	Chief Executive Officer

Dated: October 27, 2023

4